SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Knowles Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

49926D109
(CUSIP Number)

David Johnson
Samuel J. Merksamer
Caligan Partners LP
520 Madison Avenue
New York, NY 10022
(646) 859-8204

Mark Cho
Falcon Edge Capital, LP
660 Madison Avenue, 19th Floor
New York, NY 10065
(212) 803-9080

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 9, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 13 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49926D109	SCHEDULE 13D/A	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON Caligan Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,030,328 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,030,328 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,030,328 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 49926D109	SCHEDULE 13D/A	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON David Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,030,328 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,030,328 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,030,328 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 49926D109	SCHEDULE 13D/A	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON Samuel J. Merksamer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,030,328 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,030,328 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,030,328 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 49926D109	SCHEDULE 13D/A	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON Falcon Edge Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,621,578 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,621,578 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,621,578 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 49926D109	SCHEDULE 13D/A	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON Richard Gerson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,621,578 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,621,578 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,621,578 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 49926D109	SCHEDULE 13D/A	Page 7 of 13 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the "Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The last two paragraphs of Item 3 of the Schedule 13D are hereby amended and restated as follows:

The Falcon Edge Parties used a total of approximately $71,067,417 to acquire the Common Stock reported in this Schedule 13D as beneficially owned by the Falcon Edge Parties.

The source of the funds used to acquire the Common Stock reported herein as beneficially owned by the Falcon Edge Parties was the working capital of the Falcon Edge Funds and the Falcon Edge Accounts and margin borrowings described in the following sentence. Some of such shares of Common Stock are held by the Falcon Edge Funds in commingled margin accounts, which may extend margin credit to Falcon Edge from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock held by the Falcon Edge Funds.

Item 4.	PURPOSE OF TRANSACTION

The last two paragraphs of Item 4 are hereby deleted and Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On May 9, 2019, certain of the Reporting Persons and certain of their affiliates (the "Investor Group") entered into a settlement agreement (the "Settlement Agreement") with the Issuer, pursuant to which the Issuer has agreed that, the Board will increase the size of the Board from nine to ten directors and appoint Steven F. Mayer ("Mr. Mayer") to the Board as a Class III director no later than two business days from the date of the Settlement Agreement. In addition, the Issuer will (i) include Mr. Mayer as a nominee for election to the Board in its proxy statement, (ii) recommend the election of Mr. Mayer to stockholders, and (iii) solicit proxies in favor of Mr. Mayer at the 2019 annual meeting of stockholders and subject to the Issuer's delivery of a Renomination Notice (as defined in the Settlement Agreement) that has not been declined by the Investor Group or Mr. Mayer, any subsequent annual meetings during the term of the Settlement Agreement. The Issuer also agreed to take the necessary steps to appoint Mr. Mayer to at least one committee. In addition, under the Settlement Agreement, the Investor Group will have replacement rights with respect to Mr. Mayer in the event that Mr. Mayer is no longer able to serve as a director due to death, disability or other incapacity so long as the Investor Group and its affiliates' Net Long Position

CUSIP No. 49926D109	SCHEDULE 13D/A	Page 8 of 13 Pages

(as defined in the Settlement Agreement) exceeds 4,549,989 shares of Common Stock (the "Ownership Minimum") and subject to approval of the replacement director by the Governance and Nominating Committee of the Board. In addition, under the Settlement Agreement, Mr. Mayer will be required to tender his resignation (which the Board has the right to accept or decline) in the event that the Investor Group and its affiliates' Net Long Position falls below the Ownership Minimum.

Pursuant to the Settlement Agreement, the Issuer also agreed that no later than 120 calendar days after the Issuer's 2020 annual meeting of stockholders, the Board and the members of the Investor Group will cooperate to identify a mutually acceptable independent director for appointment to the Board. If the Issuer and the members of the Investor Group, after good faith efforts, are not able to identify a mutually acceptable candidate by that date, then the Board, in its sole discretion, will take all actions reasonably necessary to select a new independent director in accordance with the Board's internal procedures and consistent with the Issuer's corporate governance policies, provided, that appointment of the independent director will be subject to the approval of the Investor Group (not to be unreasonably withheld, conditioned or delayed).

The Settlement Agreement also provides for customary standstill provisions during the term of the Settlement Agreement, including, among other things, a restriction on purchases of Common Stock that would cause the Investor Group to have a beneficial ownership interest in excess of 10% of the Issuer's then-outstanding shares of Common Stock.. The Settlement Agreement may be terminated by either party by delivering written notice to the other party at least five business days prior to termination, provided neither party may terminate the Settlement Agreement until the date that is 30 calendar days prior to the notice deadline under the Issuer's Amended and Restated By-Laws (the "By-Laws") for the nomination of director candidates for election to the Board at the 2021 annual meeting of stockholders, subject to certain exceptions.

The Settlement Agreement also provides that, until the Settlement Agreement is terminated, the members of the Investor Group will vote their shares of Common Stock at each stockholder meeting in accordance with the Issuer's recommendations with respect to the election, removal and/or replacement of directors and any other proposal submitted to the stockholders at such meeting other than a proposal with respect to an Extraordinary Transaction (as defined in the Settlement Agreement). In connection with the Settlement Agreement, the Reporting Persons have agreed to withdraw their nomination notice previously delivered to the Issuer.

CUSIP No. 49926D109	SCHEDULE 13D/A	Page 9 of 13 Pages

The foregoing summary of the Settlement Agreement is not complete and is qualified in its entirety by the full text of the Settlement Agreement, which is included as Exhibit D hereto and is incorporated herein by reference.

On May 9, 2019, Caligan and Falcon Edge entered into a reimbursement agreement (the "Reimbursement Agreement") with Mr. Mayer, pursuant to which Caligan and Falcon Edge agreed to (1) reimburse Mr. Mayer for certain reasonable expenses incurred by Mr. Mayer in connection with his service as a member of the Board to the extent such expenses are not reimbursed by the Issuer; (2) reimburse Mr. Mayer for an amount equal to the value of the awarded but unvested shares of Common Stock that he forfeits or that will not vest in the event that (i) he is required by the Issuer to resign from the Board pursuant to the Settlement Agreement other then (a) as a result of his material breach of an obligation to the Issuer binding on him, or (b) as a result of a material misrepresentation or omission in his director questionnaire, and the Board accepts such resignation, or (ii) his board membership terminates for any other reason, other than (a) as a result of his death, disability or incapacity, or (b) as a result of his voluntary resignation; and (3) indemnify Mr. Mayer for certain losses in connection with his service on the Board that he may incur in the event indemnification is not available from the Issuer or its director & officer insurance policy or in the event incurred in connection with enforcing an indemnification claim; provided that the aggregate amount of indemnification pursuant to the Reimbursement Agreement shall not exceed $5,000,000.

The Reporting Persons may consider, explore and/or develop plans and/or make proposals (whether preliminary or firm) with respect to, among other things, potential changes in, the Issuer's operations, management, organizational documents, Board composition, ownership, capital or corporate structure, sale transactions involving the Issuer or certain of its businesses or assets (including transactions in which the Reporting Persons may seek to participate and potentially engage in to the extent permitted by the Settlement Agreement), dividend policy, and strategy and plans of the Issuer. The Reporting Persons intend to communicate with the Issuer's management and Board about, and may enter into negotiations with them regarding, the foregoing and a broad range of operational and strategic matters and to communicate with other shareholders or other third parties regarding the Issuer. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements which may contain customary standstill provisions. The Reporting Persons may change their intentions with respect to any and all matters referred to in this Item 4. They may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

CUSIP No. 49926D109	SCHEDULE 13D/A	Page 10 of 13 Pages

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor, to the extent permitted by the Settlement Agreement, (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of the Common Stock. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages set forth in this Schedule 13D are based upon 90,871,265 shares of Common Stock outstanding as of April 8, 2019, as reported in the Issuer's Definitive Proxy Statement on Form DEFC14A, filed with the Securities and Exchange Commission on April 15, 2019.

By virtue of the Group Agreement and the Settlement Agreement, the Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Act and the "group" may be deemed to beneficially own an aggregate of 6,651,906 shares of Common Stock, representing approximately 7.3% of the outstanding shares of Common Stock. Each of the Caligan Parties expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by each of the Falcon Edge Parties. Each of the Falcon Edge Parties expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by each of the Caligan Parties.

CUSIP No. 49926D109	SCHEDULE 13D/A	Page 11 of 13 Pages

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the shares of Common Stock effected by the Reporting Persons since the filing of the Original Schedule 13D is set forth in Annex A hereto and is incorporated herein by reference. All of the transactions in the shares of Common Stock listed therein were effected in the open market through various brokerage entities.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On May 9, 2019, certain of the Reporting Persons and the Issuer entered into the Settlement Agreement defined and described in Item 4 above and included as Exhibit D hereto.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit D:	Settlement Agreement (Incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed May 9, 2019).

CUSIP No. 49926D109	SCHEDULE 13D/A	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2019

CALIGAN PARTNERS LP

By:	/s/ Samuel J. Merksamer
Name:	Samuel J. Merksamer
Title:	Partner

/s/ David Johnson
DAVID JOHNSON

/s/ Samuel J. Merksamer
SAMUEL J. MERKSAMER

FALCON EDGE CAPITAL, LP

By:	/s/ Richard Gerson
Name:	Richard Gerson
Title:	Chairman and Chief Investment Officer

/s/ Richard Gerson
RICHARD GERSON

CUSIP No. 49926D109	SCHEDULE 13D/A	Page 13 of 13 Pages

Annex A

Transactions in the Shares of the Issuer's Common Stock Since the Filing of the Original Schedule 13D

The following tables set forth all transactions in the shares of Common Stock since the filing of the Original Schedule 13D by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

The Falcon Edge Parties

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
4/10/2019	88,131	$18.17
4/11/2019	140,047	$18.18
4/12/2019	114,603	$18.77
4/15/2019	210,041	$18.81
4/16/2019	23,413	$19.20